Filed Pursuant to Rule 433

Registration Statement No. 333-169211

Final Term Sheet for the Notes

Korea Finance Corporation

US$750,000,000 3.25% Notes due 2016 (the “Notes”)

September 15, 2010

Issuer	Korea Finance Corporation

Issue currency	U.S. DOLLAR ($)

Issue size	US$750,000,000

Maturity date	September 20, 2016

Settlement date	On or about September 20, 2010, which will be the third business day following the date of this final term sheet.

Interest rate	3.25% per annum (payable semi-annually)

Interest payment dates	March 20 and September 20 of each year, commencing on March 20, 2011 and with interest accruing from September 20, 2010

Public offering price	99.876%

Gross proceeds	US$749,070,000

Underwriting discounts	0.30%

Net proceeds (after deducting underwriting discounts but not estimated expenses)	US$746,820,000

Denominations	US$100k/1k

Day count	360-day year consisting of twelve 30-day months

Listing	Approval in-principle has been received for the listing of the Notes on the Singapore Exchange Securities Trading Limited

Governing Law	New York

Fiscal Agent	Citibank, N.A.

CUSIP	50065T AB9

ISIN	US50065TAB98

Ratings	A1 (Moody’s) / A (S&P) / A+ (Fitch)

Joint Bookrunners	Barclays Bank PLC, BNP Paribas Securities Corp., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and The Korea Development Bank

The Underwriters have agreed to pay certain of the Issuer’s expenses incurred in connection with the offering of the Notes.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the United States Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the United States Securities and Exchange Commission at www.sec.gov. Alternatively, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-603-5847.

The most recent prospectus can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/873465/000119312510204705/dsb.htm.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.